PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                      CONFIDENTIAL TREATMENT FROM THE SEC




                            AGREEMENT AMENDMENT NO. 1


                EFFECTIVE AS OF THE 29TH DAY OF DECEMBER 29, 2003


By and Between                     TECNOMATIX LTD.
                                   16 Hagalim Avenue
                                   Herzlia Pituach
                                   Israel
                                                                   ("CUSTOMER")

And                                HP-O.M.S. (ISRAEL) LTD.
                                   9 Daphna Street
                                   Ra'anana
                                   Israel
                                                                   ("HP-OMS")



WHEREAS The parties have signed an Agreement on October 30th 2003 ("Main Agreement") for the provision of global IT outsourcing services to Customer by HP-OMS; and

WHEREAS The parties wish to amend the Main Agreement to include the following changes as stated hereunder:

NOW THEREFORE, THE PARTIES HAVE AGREED AS FOLLOWS:

     1. The Preamble to this Amendment shall constitute an obligatory and inseparable part thereof.

     2. This Amendment shall constitute an obligatory and inseparable part of the Main Agreement.

     3. The definition or interpretation of all the terms stated in this Amendment shall be as stated in the Main Agreement, unless stated otherwise herein or understood to mean otherwise in the context of this Amendment.

     4. It is agreed that Section 2.5 (b) of the Main Agreement shall be changed to read as follows:

          "(b) Without derogating from subsection (a) above, Customer and HP-OMS shall cooperate with each other to achieve their mutual goal of obtaining Government Approval as soon as possible, but not later than February 15, 2004. In the event that the Customer fails to obtain Government Approval by February 15, 2004, the parties, in good faith, shall use their best commercial efforts to resolve the matter to obtain such approval on an expedited basis."

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

     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                      CONFIDENTIAL TREATMENT FROM THE SEC


     5. All other terms and conditions of the Main Agreement shall remain unchanged.



     This Amendment shall be valid as of the date of signature by both the parties hereto.


AS WITNESS, THE PARTIES HAVE HEREBY SIGNED THIS AMENDMENT :


TECNOMATIX LTD.                                   HP-O.M.S. (ISRAEL) LTD.


/s/ Harel Beit-On                                /s/ Moshe Lasman
______________________________                   _______________________________
Signature(s) of Authorized                       Signature(s) of Authorized
Signatory(ies)                                   Signatory(ies)

Harel Beit-On                                    Moshe Lasman
_______________________________                  ______________________________
Name(s) of Authorized Signatory                  Name(s) of Authorized Signatory
(ies)                                            (ies)

/s/ Oren Steinberg
______________________________
Signature(s) of Authorized
Signatory(ies)

Oren Steinberg
_______________________________
Name(s) of Authorized Signatory
(ies)

Date:  December 29, 2003                         Date:  December 29, 2003

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